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                                                                     EXHIBIT 8.1


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Ms. Debra Valice
Chief Financial Officer and Executive Vice President
Seitel, Inc.

Horace Calvert
President and Chief Executive Officer
Vision Energy, Inc.
50 Briar Hollow Lane
7th Floor, West Building
Houston, Texas  77027

Dear Ms. Valice and Mr. Calvert:

You have requested that we provide our opinion regarding the availability of Vision Energy, Inc. ("Vision") and Seitel, Inc. ("Seitel") to effect a valid joint election under Section 338(1) following the proposed acquisition (the "Acquisition") of the stock of DDD Energy, Inc. ("DDD"), to be effected via an initial public offering ("IPO") of Vision stock by Seitel through its wholly owned subsidiary Vision Holdings LLC ("LLC"). For a further description of the transactions necessary to effect the acquisition, see Appendix A, Facts, Assumptions and Representations as Provided by Management.

Based upon our analysis of the relevant tax authorities and the limitations set-out herein, it is our opinion that Vision's acquisition of DDD should constitute a "qualified stock purchase" within the meaning of Section 338(d)(3). Further, assuming the subsequent filing with the Internal Revenue Service ("IRS") of a valid and timely Section 338(h)(10) election(2) by Seitel and Vision to treat the Acquisition of the DDD stock by Vision as an asset purchase, we are of the opinion that DDD, as a subsidiary of Vision after the IPO, should be entitled to depreciate, amortize or otherwise recover the tax basis of the assets deemed to be purchased as a result of the Section 338(h)(10) election, in accordance with the customary income tax accounting principles attributable to each particular asset in amounts determined pursuant to Code section 338 and the Regulations thereunder.

In rendering our opinions, we have relied upon the facts, information, assumptions and representations as contained in Appendix A, the Vision Energy, Inc. Form S-1 as filed with the Securities and Exchange Commission on ___________, and the related stock transfer agreements (collectively, the "Relevant Documents") all of which are assumed to be accurate as of the date of this letter and as of the closing date of the IPO. We have not audited or otherwise verified any of these facts and assumptions. Additionally, since the facts represented herein involve a series of prospective transactions, in rendering our opinions we have expressly relied upon your representations that the prospective events set-out herein will, in fact, occur exactly as described, including the relative timing between the steps as well as the ordering of the steps. Specifically in reaching these opinions, we have presumed that there will be an initial public offering of the stock of Vision, by Seitel and LLC, pursuant to a firm commitment underwriting, and that the other stock sales and transfers described in the Relevant Documents will occur in


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(1)  Unless otherwise stated, all references to section and regulation citations refer to the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, respectively.

(2) The election must be made on a properly completed Form 8023. Both Seitel and Vision Energy must sign the election form, and it must be filed with the IRS District Office in Austin, TX by the 15th day of the 9th month beginning after the acquisition date, or for example, October 15, 2000 if the IPO were to close in January 2000.

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Ms. Debra Valice and Mr. Horace Calvert
Page 2


accordance with existing binding commitments to make such transfers. Any misstatement, omission, amendment or change in any of the facts or representations set forth in the Relevant Documents after the date hereof, would necessarily have to be evaluated in order to determine whether our opinions set forth herein would change. We have no obligation to update this opinion for any changes in the facts, representations, or prevailing technical authorities that occur after the date of this letter.

These opinions are based upon our analysis of the Code, Treasury Regulations, existing administrative and judicial interpretations thereof (collectively, the "U.S. Federal Income Tax Authorities") as of the date of this letter. We provide no assurance that the U.S. Federal Income Tax authorities upon which this opinion is based will not be amended, revoked, or modified (with or without retroactive effect) in a manner that would affect or change our conclusions.

These opinions are not binding on the IRS or the courts. There can be no assurance that the IRS or the courts will not take positions contrary to the position expressed herein. The opinion expressed herein reflects our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing U.S. Federal Income Tax authorities relating to the issues which are the subject of this opinion.

We have not considered any non-income tax, state, local or foreign tax consequences, or other areas such as securities law, and, therefore, do not express any opinion regarding such matters. Additionally, our opinions expressed herein are specifically limited to the U.S. Federal Income Tax consequences of the acquisition of DDD stock by Vision involving Code section 338 and matters related to the consequences of the section 338(h)(10) election.

This opinion is solely for the benefit of Vision, its stockholders, and Seitel, and is not intended to be relied upon by any other parties. Although you hereby have our express consent to inform other parties to the IPO of our opinion by including copies of this letter as an exhibit in the registration statement on Form S-1 of Vision (the "Registration Statement") with respect to the IPO and by making reference to us and our opinion in the Prospectus forming a part of the Registration Statement, we assume no responsibility for any tax or other consequences to any other parties. Instead, each of these parties is urged to consult and rely upon the advice of their respective advisors. Except to the extent expressly permitted hereby, and without the prior written consent of this firm, this letter may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any other person or entity.

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                                   APPENDIX A
        FACTS, ASSUMPTIONS AND REPRESENTATIONS AS PROVIDED BY MANAGEMENT

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The following facts, assumptions, and representations, together with all of the agreements and documents referred to in our opinion dated _______________ ("Opinion"), form the basis for the opinions issued on ____________ by Arthur Andersen LLP ("Andersen") with respect to Vision Energy, Inc.'s ("Vision") proposed acquisition (the "Acquisition") of 100% of the stock of DDD Energy, Inc. ("DDD"), a wholly owned subsidiary of Seitel, Inc. ("Seitel"). Generally, the Acquisition will take the form of a transfer of 100% of the stock of DDD in exchange for all the stock of Vision followed by an initial public offering (the "Offering") of Vision's stock by Seitel through its wholly owned subsidiary Vision Holdings LLC, as discussed below. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Opinion and Vision's Form S-1 dated ____________, and as subsequently amended.

                                      FACTS

Seitel is the widely held and publicly traded parent of a consolidated group that includes DDD. DDD was formed by Seitel in March 1993 and has been operating as an exploration and production subsidiary since the date of its incorporation. DDD's first producing properties commenced production in early 1994. Seitel wishes to terminate its involvement with DDD and divest itself of DDD's business operations. Seitel's disposition of its interest in DDD will be structured as follows.

On ____________, Seitel will form Vision Holdings LLC ("LLC"), a single member Delaware Limited Liability Company, by transferring $1,000 to LLC in exchange for all of the issued and outstanding member interests in LLC.

On November 8, 1999, Seitel and Horace Calvert, president of DDD, formed Vision, a Delaware corporation. Mr. Calvert transferred $1,215 to Vision in return for 81 shares of Vision common stock. The shares received by Mr. Calvert are subject to a redemption agreement dated November 9, 1999, which grants Vision the right to redeem the shares at an amount equal to their cost upon providing him notice of its intention to do so. It is envisioned that this call option will be exercised upon closing the IPO between Seitel, LLC, and the underwriters. Seitel transferred $285 to Vision in return for 19 shares of Vision common stock.

On _________, prior to the transfers taking place on ________, LLC will enter into a binding commitment to sell 12,915,000 shares of Vision common stock to the public through CIBC World Markets, A.G. Edwards & Sons, Inc., and Southcoast Capitol, LLC (collectively "the Underwriters") for cash. Additionally, LLC will also enter into a binding commitment to sell 10,000 shares of Vision's Class A Redeemable Preferred Stock to unrelated third party investors ("Third Party Investors") who are not otherwise taking part in the Offering.

The Vision common stock will have characteristics consistent with stock traded in public markets. The Vision Class A Redeemable Preferred stock will consist of 10,000 authorized shares with a liquidation preference of $100. The holder will be entitled to cumulative dividends of 7 1/2% of the liquidation preference per share per year to be paid in cash, and the dividend rate will increase 2% each year if dividends are not paid as they accrue. The preferred shares will have no voting rights. The preferred shares will be redeemable at the option of Vision, or the holder, at any time after five years following the offering. The redemption price will be equal to the greater of: 1) 105% of the sum of the liquidation preference per share plus all accrued and unpaid dividends, or 2) the sum of the liquidation preference per share plus all accrued and unpaid dividends multiplied by a fraction, the numerator of which is the average closing price per share of Vision common stock on the exchange on which it is then traded for the twenty trading days prior to the redemption, and the denominator of which is the price per share of the

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Vision common stock received in the Offering. The redemption formula will be adjusted for stock splits and other similar transactions, and there will be an acceleration provision allowing for redemption upon the occurrence of certain liquidity events.

On ________, Seitel, LLC, Vision, and the Underwriters will execute a firm commitment underwriting agreement for the purpose of conducting the Offering. In conjunction therewith, Vision will redeem Mr. Calvert's shares pursuant to the redemption agreement and Seitel will transfer 100% of the issued and outstanding stock of DDD to LLC as a contribution to capital. Vision will issue 14,349,981 shares of Vision common stock and 10,000 shares of class A Redeemable Preferred stock to LLC in exchange for 100% of the DDD stock.

Upon closing of the Offering, LLC will transfer 12,915,000 shares of Vision common stock to the Underwriters and will transfer the 10,000 Class A Redeemable Preferred shares to the Third Party Investors, pursuant to the binding commitments.

Within 30 days of the closing of the Offering, should the Underwriters elect to exercise their over-allotment option, the 1,937,000 shares available to the Underwriters will consist of a combination of newly issued Vision shares and Vision shares received by LLC. Vision will issue up to 1,137,000 new common shares and LLC will sell up to 800,000 Vision common shares from the shares received in the DDD stock transfer described above. The over-allotment shares will come proportionately from each party. The total number of Vision common shares outstanding immediately after the Offering in the event the underwriters' over allotment option is exercised in full will not exceed 15,487,000.

On or before the 15th day of the 9th month beginning after the month in which the Offering closes, Seitel/LLC and Vision will file a duly completed Form 8023 with the Internal Revenue Service, electing to treat the sale of DDD stock to Vision as an asset sale pursuant to section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the Code). This election will be jointly executed by Seitel/LLC and Vision.

                                  DECLARATIONS

    1. The undersigned is familiar with the business and affairs of Seitel, DDD, LLC and Vision, has examined and is familiar with the tax representations set forth below, and has made such investigations of factual matters as are reasonably necessary for the purposes of making the declarations and representations herein. The undersigned is familiar with Vision's Registration Statement filed on Form S-1, the stock transfer agreements, the underwriting agreement, and all other documents relating to the Offering (collectively, the "Offering Documents").

    2. No event has come to the attention of the undersigned that causes the undersigned to believe that any of the information relating to the Offering (including, but not limited to, all representations, warranties, covenants, and undertakings) set forth in the Offering Documents, insofar as such information relates to Seitel, DDD, LLC and Vision, or to the plans and intentions of such entities, contains any untrue statement of fact or omits to state a fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

    3. The Offering Documents represent the full and complete agreement between Seitel, DDD, LLC, Vision, Mr. Calvert, the underwriters, and the Third Party Investors regarding the Offering, and there are no other written or oral agreements regarding the Offering.


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    4.     The undersigned understands that the following representations form the basis of the opinions of Andersen and that any change or inaccuracy in the facts described in such representations could adversely alter such opinions.

                                 REPRESENTATIONS

To the best of the knowledge and belief of the undersigned, the following representations are true, correct, and complete as of the date hereof and will be true, correct, and complete at the closing, and no additional information is or will be required to make the following representations not misleading as of such dates:

1. DDD is a wholly owned subsidiary of Seitel and has remained a wholly owned subsidiary of Seitel since its formation in March 1993.

2. DDD did not acquire or hold any assets whose value represented goodwill from its formation in March 1993 to August 10, 1993.

3.   There are no outstanding options on DDD stock at the time of the Offering.

4. Seitel will form Vision Holdings LLC, a single member Delaware Limited Liability Company ("LLC"), on _______. LLC will serve as a non-restricted entity for Seitel to hold its remainder interest in DDD after the Offering is closed. Seitel will transfer 100% of its DDD stock to LLC prior to the closing of the Offering.

5. Horace Calvert and Seitel incorporated Vision on November 8, 1999 to serve as the registrant in the Offering. Pursuant to Vision's Articles of Incorporation, Horace Calvert received 81 shares of Vision common stock in exchange for his $1,215 capital contribution, and Seitel received 19 shares of Vision common stock in exchange for its $285 capital contribution. The shares issued to Horace Calvert are subject to a Buy/Sell Agreement, which was entered into on November 9, 1999 and provides that in the case of an Offering, the shares will be "called" at cost.

6. Vision was formed prior to the closing solely to permit registration of its common stock with the Securities and Exchange Commission, to enable it to acquire all of the outstanding stock of DDD at closing, and to engage in other transactions as described herein. Except for activities incident to these actions, prior to closing, Vision will have no activities and will carry on no business. Seitel will transfer its 19 shares of Vision to LLC.

7. There is no plan or intention for Vision or DDD to cease to remain in existence as separate corporations following the closing.

8.   Vision has not acquired and, prior to the filing of the election under Code section 338(h)(10), and during the required consistency period, will not acquire any assets of DDD.

9. Prior to the transfer of its DDD stock to Vision, LLC will enter into two separate binding commitments. The first binding commitment will obligate LLC to sell to the Public the 12,915,000 Vision common shares that it receives in exchange for its DDD stock, through the Underwriters, for $_______ in cash. The second binding commitment will obligate LLC to sell the 10,000 shares of Vision Class A Redeemable Preferred stock it receives in the same exchange to the Third Party Investors for $1,000,000 cash. Pursuant to the Buy/Sell Agreement, Mr. Calvert's shares will be called at cost. Pursuant to the Offering Documents, LLC will exchange 100% of its DDD stock for 14,349,981 shares of additional Vision common stock and 10,000 shares of Vision Class A Redeemable Preferred stock.

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10.  Pursuant to Code section 338(h)(10), Seitel/LLC and Vision will jointly and timely file Form 8023, electing to treat the sale of DDD stock to Vision as an asset sale for federal income tax purposes on or before the 15th day of the 9th month following the close of the Offering.

11. [Third Party Investors] have no plan or intention of participating in the Offering and have no plan or intention of acquiring any shares of Vision common stock following the close of the Offering.

12. Neither Seitel, Vision, LLC, nor any of their subsidiaries have any plan or intention of acquiring or reacquiring any Vision shares issued in the Offering.

13. The terms of the agreements, including the underwriting agreement, will be determined in good faith negotiations between the parties, and the fair market value of the Vision shares received by LLC in exchange for the DDD shares will be approximately equal to the fair market value of the DDD shares.

14. Seitel and Vision have each paid or will pay their own expenses.

15. Vision has no plan or intention to dispose of the DDD shares.

We understand that (i) your opinions will be based on the representations set forth herein and on the statements contained in the Offering Documents (including all schedules and exhibits thereto), and (ii) your opinions will be subject to certain limitations and qualifications including that they may not be relied upon if any such representations and statements are not accurate in all respects. It is further understood that your opinions will not address any tax consequences of the Offering or any action taken in connection therewith except as expressly set forth in such opinions.


Very truly yours,

Seitel, Inc.                                Vision Energy, Inc.
     A Delaware corporation                        A Delaware corporation


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By:                                         By:
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Title:                                      Title:
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Horace Calvert                              [Third Party Investors]


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